CoPeace

Finance | Social Impact | PBC and B Corps | Crowdfunding | Impact Investing

Grow your money for good

COPEACE.COM DENVER COLORADO


CoPeace



CoPeace is short for "Companies of Peace." The name shows our deep desire to help create a new form of inclusive capitalism – business that is committed to success with multiple bottom lines, leading to a better (more peaceful) world. It sounds idealistic, and it is, but that vision is what drives us to help you build wealth.

Craig Jonas Chief Executive Officer @ CoPeace

Why you may want to support us...

1. ⚖ Democratized investing so everyone, not just the wealthy, has a chance to participate
2. Own company shares, have voting rights, and the potential to earn annual dividends
3. A Public Benefit Corporation and Certified B Corp
4. ⚡ Grow your money while supporting businesses achieving positive impact on society and the planet
5. Join a community of like-minded investors, changing the world through positive impact investing
6. Channel your funds where our future is – a forward-thinking portfolio

Why investors ❤ us

WE'VE RAISED $1,532,815 SINCE OUR FOUNDING



CoPeace is an opportunity to make a positive contribution to the world without sacrificing financial returns.

Robert A

Investor | Advisory Council Member

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Craig Jonas

Chief Executive Officer

Craig is a lifelong entrepreneur with success across business, academic, and athletic industries. He has over 30 years of experience in management with a passion for team-building and drawing individuals with big ideas together.



Edward Tepper

Chief Operating Officer

Ed is an accomplished, results-oriented and hands-on operations and financial management executive. He has over 30 years of leadership experience developing, motivating, and leading top performing teams.



Meg Masten

Chief Relationship Officer

Meg brings a diverse background to the CoPeace leadership team, centered around serving people, solving problems, and achieving goals. She is a lifelong advocate for public education and community growth.



Hanan Levin

Chief Financial Officer

Hanan is an experienced finance professional, equipped with in-depth knowledge of global capital markets. He prides himself on being proactive, innovative and competitive, consistently initiating new ideas, improvements, and original thought.



Jim Crawford

Director of Communications

Jim brings a digital media background with over a decade of experience in graphic design, photo and video, and public relations. Jim closely follows digital media and generational trends, and he's passionate about technology's impact on the world.



Jacob Miller

Financial Analyst

Jacob offers an eclectic skillset and a diverse array of leadership, research, and service experience to CoPeace with interests in economics, public health, and data science.



Aarti Karnik

Director of Web Development

Always interested in exploring new technologies, Aarti's background is in content driven programming and database design. She has over five years of IT experience in software design, development and implementation.



Julian Gill

Business Development Advisor

Julian brings a diverse skill set and range of experiences in business development and marketing to CoPeace. He is passionate about bringing his experience of media and tech ecosystems to CoPeace, and finding new areas for impact investing.



Jed Emerson
Senior Strategic Advisor
Originator of the concepts of Blended Value and Total Portfolio Management, Jed has extensive experience leading, staffing and advising funds, firms, social ventures and foundations pursuing financial performance with social and environmental impact.



Leigh Klein
Director of Sport Strategy
Leigh is the executive producer and host of That Bracket Show through SBNation. He offers consulting work for leaders in sports tech and sports marketing. Leigh is also an adjunct professor of financial and economic analysis of sport.



Sarah K England
Board Member
Sarah is the Professor of Medicine, Obstetrics and Gynecology at Washington University. She serves on committees with the NIH, March of Dimes, American Heart Association, and the Howard Hughes Medical Institute.



Jeff Jonas
Board Member
Jeff is an eight-time Emmy winner and an influential leader in the sports media industry. Currently, the managing director of global business development for Intel Sports.



Dez Menendez
Board Member
Dez is the Director of Innovation at Colorado College. She began working as a serial entrepreneur at age 23, and the orienting principle of her work is to empower people to lead larger and more creative lives.



Komathi Stem
Board Member
Komathi is an entrepreneurial systems thinker focused on sparking an ecosystem change that accelerates research through greater collaboration across the healthcare ecosystem.



Brad Tompkins
Board Member
Brad is CFO of Furniture For Life with experience in distribution, manufacturing, and technology, in addition to accounting, analytics, systems development, customer service, strategic planning, and finance skills.



Robert Aliota
Advisory Council Member
Robert spent his career building an engineered parts company from a garage start-up to a multinational organization. After selling the business, Robert has focused his efforts on assisting small businesses develop infrastructure and supply chain.



Letitia Black
Advisory Council Member
Letitia owns Evening Star Designs from the Northern Arapaho Tribe of the Wind River Indian Reservation, creating native jewelry and dance outfits using geometric designs. She is also a realty specialist at the Bureau of Indian Affairs.



Amy Graziano

Advisory Council Member

Amy works for the Douglas Land Conservancy, protecting open space in perpetuity for critical wildlife habitats, scenic viewscapes, recreational opportunities, and agricultural operations.



Sarah Johnston

Advisory Council Member

Sarah is passionate about community and co-owns Ellis Walker Art Gallery in western Kentucky, focused on building relationships between artists and community. She also serves as an end-of-life doula, helping clients navigate the end stages of life.



Delise O'Meally, J.D.

Advisory Council Member

Delise is an executive director of the Institute for Sport and Social Justice, responsible for strategic planning, leadership, and operational planning. NCAS addresses issues of diversity, inclusion, gender violence, and decision-making skills.



Edmund Pendleton

Advisory Council Member

Edmund has founded numerous business ventures, primarily in high-tech markets. He currently serves as a board member for Alumni Fidelity and Affinity Lab. In addition, he is a member of the investment advisory board for the GAP Technology Fund.



Elizabeth Poell

Advisory Council Member

Betsy worked as a transfer agent at Oppenheimer Funds, before moving to the Derivatives and Senior Bank Loan settlement desk. She currently spends time with her boys, runs the Pottle Family Foundation, and works with a family investment company.



Meryl Selig

Advisory Council Member

Meryl enjoyed an international and Chicago-based career in advertising and marketing communications prior to moving to Palo Alto in 2006. Since then she has served the community through healthcare programs and community welfare organizations.



Graeme Sharpe

Advisory Council Member

Graeme has over 20 years in employment law, beginning his career at Orrick, Herrington and Sutcliffe. After opening a practice, Graeme conducted his own jury trials, before joining Hyundai Capital as the head of Employee Relations.

In the news

How CoPeace is democratizing impact investing

Companies of Peace puts together companies doing good things for the world under one umbrella CoPeace is a holding firm at the vanguard of sustainable impact investing. It has worked to build a profitable, ethical,

April 23, 2020 @ cobizmag.com

The Dramatic Growth of Impact Investing

The impact-investing sector has doubled in size the last two years, according to Global Impact Investing Network's 2019 Report on Sizing the Impact Investing Market. According to the report, impact investors

April 13, 2020 @ sriconference.com

8 Denver-area environmentally focused investment firms

Many people who are concerned about the environment will donate to nonprofits in order to help the planet. But increasingly in Colorado, financial institutions are finding ways to both improve the environment

April 22, 2019 @ bizjournals.com

Who's Who in Impact Investing

2018 Who's Who in Impact Investing - Craig Jonas

November 1, 2018 @ bizjournals.com

Downloads

- An-Intro-to-Impact-Investing.pdf
- One-Pager.pdf
- Info-Deck.pdf
- Exec-Summary.pdf

Grow your money for good. Own company stock with annual returns and voting rights in this investment with impact.

The current global capitalism structure prioritizes profits over people and planet. CoPeace is offering a different option – one in which the environment and society are on equal footing with profits. CoPeace is democratizing the impact investing process, making long-term impact investing available to everyone, regardless of background, race, gender, or income level.



The CoPeace executive team with members of the advisory board at an event in Manhattan, N.Y.

Profits and positive impact are NOT mutually exclusive

Many self-described "impact" investment opportunities available today are not truly aligned with achieving impact goals, prioritizing financial return over effective impact. The CoPeace approach considers all stakeholders, not just shareholders, when making investment decisions. We're breaking the mold because currently no services exist for everyday consumers to invest in the impact space without a strong understanding of the industry, financial literacy, and personal wealth.

We're striving to solve social and environmental problems AND provide a competitive financial return

CoPeace is a diversified holding company which invests in growing companies demonstrating positive measurable impact and strong fiscal health. CoPeace's structure provides an affordable, and direct, investment option, prioritizing long-term positive impact, while not surrendering competitive financial returns. Our unique investment approach creates a path for nearly anyone to participate in impact investing, including communities often overlooked in traditional investing.


CoPeace
GROW YOUR MONEY FOR GOOD
www.copeace.com

Our Team – Committed to Your Financial Success

CoPeace is founded and funded by a group of individuals who have decades of experiences across the entrepreneurial, business, and investment industries. As an organization, we strive to bring diversity of idea and belief to our business model. The CoPeace Board of Directors and Advisory Council is made up of individuals across more than 16 industries with decades of business and investment experience, offering guidance, connections, and ideas in industries and areas of expertise. A majority of our Board and Advisor members are female and non-cisgendered individuals.



Over $1.5 Million Raised in Private Offering

CoPeace was founded in January of 2018 before beginning a Regulation D in August 2018, private raise, for friends and family of the company. The incredible investors who believed in this process helped CoPeace raise funds to build our initial portfolio and handle the legal and financial sophistication of this new model. In 2019, we added three holdings to our portfolio and were able to offer cumulative annual dividends to our investors in the first year.

UNCHARTED POWER
POWER. REDEFINED.
A power access company addressing the transmission, monitoring, and storage of power to underserved communities

CoFi LLC
A COPEACE COMPANY
Financial consulting company providing projections and modeling to growing businesses at an affordable cost

AST
ADVANCED SUSTAINABLE TECHNOLOGIES
Cleantech company specializing in plasma gasification to process hazardous waste and generate electricity

We've Got the Street Cred and the Certifications

When you invest your hard-earned dollars in *anything*, you want to know it isn't going to waste, and it's staying true to the values you believe in. Here's how we'll prove to you that CoPeace is not only legit, but also going above and beyond the other options out there for investing your money...

We are a Certified B Corp and PBC. CoPeace meets the highest verified standards of social and environmental performance, transparency, and accountability and is one of only 400 companies worldwide with both B Corp and PBC designation. CoPeace is committed to operating in a radically transparent and honest manner. All investment decisions are carefully selected following stringent data analysis to ensure continued measurable impact and profitability or potential profitability within a reasonable timeline.

Here's How It Works

We are a holding company, meaning when you invest, we use your money to help growing companies through funding and expertise in marketing, operations, and finance, to achieve their goals.

Every single company we work with is actively trying to solve an environmental or social problem in the world – sustainable energy, accessible healthcare, waste management, and more.


HEAD
Identify potential companies with innovative, marketable concepts and strong leadership team
HEART
Target companies combating world problems with measurable impact
MATH
Critically analyze all potential targets through a series of economic models and financial projections focused on identifying positive growth and potential target returns

The CoPeace Head + Heart + Math approach used to identify potential holdings.

A Sneak Peek at the Future of Sustainable Investing


72%
of US. population is interested in sustainable investing
85%
of individual investors are interested in sustainable investing
86%
of S&P 500 companies put out sustainability reports – compared to only 20% in 2011

Investments that take into consideration environmental, social and governance (ESG) factors now stand at $12 trillion, according to US SIF's 2018 Report on U.S. Sustainable, Responsible and Impact Investing Trends. That's approximately 1 in 4 dollars of the $46.6 trillion in total assets under professional management in the U.S.


12,000
USD in billions
6,000
2,000
274%
growth in ESG assets since 2012
1995
2012
2018

Want to know what the future looks like?

Without margins, there is no mission. Our portfolio will expand to include 10+ holdings over the next five years. We're aiming for investors to earn upwards of 3% in annual dividends. In addition to earning annual dividends, CoPeace expects to build shareholder value from the increased value of its investments in positive impact businesses.

CoPeace intends to become a publicly-listed entity on a major stock exchange within the next five years, offering investors liquidity options in the future. Our future impact areas of focus include public health and education, amongst additional environmental sectors.


CURRENT FOCUS
CLIMATE CRISIS SOLUTIONS
CLEANTECH INNOVATION
ECONOMIC EQUALITY
FUTURE FOCUS
PUBLIC HEALTH
EDUCATION
FINANCIAL ACCESSIBILITY

Here's How We Use Your Funds

The funds raised from this Regulation CF will be used to grow the CoPeace portfolio, expand and continue CoPeace operations, and launch the anticipated Regulation A offering in late 2020.


Initial Investments (70%)
Business Operations (15%)
Legal (5%)
Marketing & Advertising (5%)
Reserve (5%)

As a holding company, CoPeace's valuation and impact is a reflection of our cumulative portfolio. Because all of our companies are (currently) privately held, most valuation is based upon advancement in each unique business's roadmap and development plan. All CoPeace holdings are measured annually for impact and financial performance and reported to investors and the general public.

Join our CoPeace community. Grow your money for good.

If you're ready to join us in the impact investing movement, we're thrilled that we've earned your trust! We appreciate you committing your hard-earned dollars to making a positive impact on the world and on your bank account.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We want to co-create a world where friends, neighbors, and communities can invest in the change they want to see in the world. We help everyday people grow their money for good, by investing in impact businesses addressing world problems.

Where will your company be in 5 years?

CoPeace intends to build its portfolio to include 10+ holdings and become a publicly-listed entity on a major stock exchange. We're aiming for investors to earn upwards of 3% in annual dividends.

Why did you choose this idea?

CoPeace is short for "Companies of Peace." The name shows our deep desire to help create a new form of inclusive capitalism – business that is committed to success with multiple bottom lines, leading to a better (more peaceful) world. It sounds idealistic, and it is, but that vision is what drives us to help you build wealth.

What is impact investing?

Impact investing is investing in companies that have a core mission to address social and environmental problems in the world. It falls under the umbrella of sustainable investing, which includes all forms of investing that are meant to be less harmful to people and planet. Impact investing is the extreme version of this, where positive impact is valued as importantly as profit.

What is a holding company? How does it work?

As a holding company, we acquire stock of companies under our umbrella and, in exchange, we provide long-term financial and managerial support to these companies, or holdings. This serves several purposes. Through this model, we provide everyone access to investments in private early-stage and growth stage companies. In addition to earning annual dividends of 3%, CoPeace expects to build shareholder value from the increased value of its investments in positive impact businesses. Financially, the holding company supports the growth of the holdings in our portfolio, while improving our overall cash flow and more reliable yearly returns. Structurally, it protects from losses and fosters the continued success of CoPeace as a whole. From an impact perspective, this model allows us to craft a portfolio of companies working towards complementary missions in any given social or environmental subsector, and ultimately to amplify our collective impact output.

Why a holding company?

The advantages of a holding company model are many. For new and growing companies, permanent capital is everything. We believe the holding company strategy is superior to a fund as it affords both a longer-term investment horizon and provides a natural way to ensure that mission remains durable in each enterprise. While the investment horizon of private equity is far better than the drive for quarterly numbers of a public company, the need for a liquidity event with private equity can conflict with planning much beyond the typical hold period of 5-7 years. Healthy enterprises often need to make smart business investment decisions that take time to pay off. The holding company model provides a shield against shorter-term thinking.
The holding company model is time-tested and has been used by many successful and widely-recognized companies to date including, of course, Warren Buffet's Berkshire Hathaway. CoPeace is the first to apply this model on a large scale to impact investing and mission-driven companies.

How does CoPeace manage its holdings?

CoPeace seeks holdings that already have a strong and effective management team, with the intention to simply support and elevate that company's performance. CoPeace provides a unique level of financial sophistication that develops optimal models through a series of qualitative and quantitative analyses. These include impact assessments, econometric forecasts, and industry-specific capital structure and growth strategies. CoPeace also brings extensive marketing and leadership backgrounds, as well as an extensive bench of high-quality executives, that will be available to the holdings, if those skill sets are warranted.

How is a CoPeace investment valued?

The value of CoPeace, as a holding company, will be dictated by the growth and value of the impact companies it acquires or invests in as holdings. In addition to seeking investor returns of earning cumulative annual dividends of 3%, CoPeace expects to build shareholder value from the growth of its holdings individually and as part of the CoPeace umbrella as a whole and any cash flow they generate.